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                                  EXHIBIT 11
                   PLY GEM INDUSTRIES, INC. AND SUBSIDIARIES
                     COMPUTATIONS OF NET INCOME PER SHARE
                                  (Unaudited)

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
                                                 Quarter             Six Months
                                                  Ended                Ended
                                               July 2, 1994         July 2, 1994
                                               ------------         ------------
Weighted average common shares outstanding,
net of unamortized restricted stock            14,570,000           13,025,000

Add:  shares assumed to be issued upon
exercise of employee stock options at
the average market price under the
modified treasury stock method and
restricted stock earned                         1,186,000              614,000
                                               ----------           ----------
  Primary shares                               15,756,000           13,639,000
                                               ----------           ----------
Add:  additional shares assumed to be
issued upon exercise of employee stock
options at quarter - end market price
(if higher than average market price)             -0-                  984,000
                                               ----------           ----------
Fully diluted shares                           15,756,000           14,623,000
                                               ==========           ==========
Net income                                     $6,265,000           $4,960,000
                                               ==========           ==========
Primary earnings per share                           $.40                 $.36
                                                     ====                 ====
Fully diluted earnings per share                      .40                  .34
                                                     ====                 ====
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